ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2014	September 30, 2014

Current assets:
Cash and cash equivalents	¥68,997	83,503
Trade receivables, net	20,404	25,794
Inventories	30,200	30,476
Other current assets	5,218	4,397

Total current assets	124,819	144,170

Investment securities	3,741	2,423
Property, plant and equipment, net of accumulated depreciation of 44,832 million yen and 44,725 million yen, as of March 31, 2014 and September 30, 2014, respectively	39,925	38,903
Intangible assets, net of accumulated amortization of 969 million yen and 1,592 million yen, as of March 31, 2014 and September 30, 2014, respectively	3,545	3,430
Goodwill	46,846	49,777
Other assets	10,980	11,118

Total assets	¥229,856	249,821

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2014	September 30, 2014

Current liabilities:
Trade accounts payable	¥12,353	15,613
Accrued expenses	6,775	9,583
Income taxes payable	1,089	3,741
Accrued warranty expenses	1,589	1,492
Corporate bonds - current portion	—	10,000
Customer prepayments	2,488	2,996
Other current liabilities	2,313	3,368

Total current liabilities	26,607	46,793

Corporate bonds	25,000	15,000
Convertible bonds	30,149	30,134
Accrued pension and severance costs	28,641	28,714
Other liabilities	3,207	2,389

Total liabilities	113,604	123,030

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	43,906	43,895
Retained earnings	130,740	134,387
Accumulated other comprehensive income	5,326	12,148
Treasury stock, 25,368,828 shares and 25,367,391 shares as of March 31, 2014 and September 30, 2014, respectively	(96,083)	(96,002)

Total stockholders’ equity	116,252	126,791

Total liabilities and stockholders’ equity	¥229,856	249,821

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2013	September 30, 2014

Net sales	¥59,638	78,943
Cost of sales	30,793	35,697

Gross profit	28,845	43,246

Research and development expenses	17,408	15,022
Selling, general and administrative expenses	19,431	21,832

Operating income (loss)	(7,994)	6,392

Other income (expense):
Interest and dividend income	100	88
Interest expense	(70)	(68)
Gain on sale of investment securities	576	559
Other, net	1	1,046

Total other income (expense)	607	1,625

Income (loss) before income taxes and equity in earnings of affiliated company	(7,387)	8,017

Income tax expense	1,954	3,432
Equity in earnings of affiliated company	2	—

Net income (loss)	¥(9,339)	4,585

	Yen
	Six months ended	Six months ended
	September 30, 2013	September 30, 2014

Net income (loss) per share:
Basic	¥(53.65)	26.32
Diluted	(53.65)	23.79

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2013	September 30, 2014

Net sales	¥29,548	42,114
Cost of sales	15,995	19,119

Gross profit	13,553	22,995

Research and development expenses	8,688	7,641
Selling, general and administrative expenses	9,543	11,364

Operating income (loss)	(4,678)	3,990

Other income (expense):
Interest and dividend income	24	29
Interest expense	(36)	(34)
Gain on sale of investment securities	84	—
Other, net	64	840

Total other income (expense)	136	835

Income (loss) before income taxes	(4,542)	4,825

Income tax expense	1,156	1,579

Net income (loss)	¥(5,698)	3,246

	Yen
	Three months ended	Three months ended
	September 30, 2013	September 30, 2014

Net income (loss) per share:
Basic	¥(32.71)	18.64
Diluted	(32.71)	16.85

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2013	September 30, 2014

Comprehensive income (loss)
Net income (loss)	¥(9,339)	4,585
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	5,719	6,661
Net unrealized gains (losses) on investment securities:	(296)	(371)
Pension related adjustments	371	532

Total other comprehensive income (loss)	5,794	6,822

Total comprehensive income (loss)	¥(3,545)	11,407

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2013	September 30, 2014

Comprehensive income (loss)
Net income (loss)	¥(5,698)	3,246
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(247)	8,727
Net unrealized gains (losses) on investment securities:	(480)	(116)
Pension related adjustments	252	252

Total other comprehensive income (loss)	(475)	8,863

Total comprehensive income (loss)	¥(6,173)	12,109

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2013	September 30, 2014

Cash flows from operating activities:
Net income (loss)	¥(9,339)	4,585
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	4,573	2,514
Deferred income taxes	203	(337)
Stock option compensation expense	438	—
Gain on sale of investment securities	(576)	(559)
Changes in assets and liabilities:
Trade receivables	7,129	(3,828)
Other account receivable	(131)	733
Inventories	(697)	506
Trade accounts payable	1,542	2,398
Other account payable	34	422
Accrued expenses	(23)	2,712
Income taxes payable	(265)	2,975
Accrued warranty expenses	(18)	(127)
Customer prepayments	(285)	494
Accrued pension and severance costs	839	247
Other	(44)	657

Net cash provided by (used in) operating activities	3,380	13,392

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	943	1,557
Acquisition of subsidiary, net of cash acquired	(1,168)	—
Purchases of property, plant and equipment	(3,521)	(1,497)
Purchases of intangible assets	(465)	(249)
Other	255	47

Net cash provided by (used in) investing activities	(3,956)	(142)

Cash flows from financing activities:
Dividends paid	(1,734)	(845)
Other	503	36

Net cash provided by (used in) financing activities	(1,231)	(809)

Net effect of exchange rate changes on cash and cash equivalents	1,911	2,065

Net change in cash and cash equivalents	104	14,506

Cash and cash equivalents at beginning of period	45,668	68,997

Cash and cash equivalents at end of period	¥45,772	83,503

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a)	Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively, “Advantest”) prepare its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.
Advantest prepared the accompanying interim consolidated financial statements in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014.
The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim periods presented. This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014.

(b)	Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)	Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of certain significant differences from the preparation of financial statements using the accounting principles, procedures and methods of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
An allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Business Combination
Goodwill arising from business combination is not amortized, but instead is tested for impairment at least annually. Acquisition related costs are expensed as incurred.

(iii) Stock option
Unused gains from stock based compensation are not recognized upon expiration of stock option.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(2) Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Changes and Accounting Standards Not Yet Adopted

In May 2014, the FASB issued the accounting standard for revenue from contracts with customers. This standard supersedes virtually all existing revenue recognition requirements under U.S. GAAP and requires an entity to apply the five steps to recognize revenue from contracts with customers unless the contracts are in the scope of other U.S. GAAP requirements. Additionally, an entity should disclose quantitatively and qualitatively sufficient information including contract with customers, significant judgments, and assets recognized from the costs to obtain or fulfill a contract. The entity should apply the amendments in this standard using one of the following two methods; retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of the initial application. The standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The standard is required to be adopted by Advantest in the first quarter beginning April 1, 2017. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition.

(c)	Reclassification

Certain reclassifications have been made to the prior fiscal year’s consolidated financial statements to conform to the current quarter and year-to-date presentation.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(3) Inventories
Inventories at March 31, 2014 and September 30, 2014 were composed of the following:

	Yen (Millions)
	March 31, 2014	September 30, 2014

Finished goods	¥6,509	8,457
Work in process	11,467	10,053
Raw materials and supplies	12,224	11,966

	¥30,200	30,476

(4) Investment Securities
Marketable equity securities are classified as available-for-sale securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2014 and September 30, 2014 were as follows:

	Yen (Millions)
	March 31, 2014

	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥2,055	1,244	27	3,272

	Yen (Millions)
	September 30, 2014

	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥1,301	765	115	1,951

Equity securities consist primarily of stocks issued by Japanese listed companies.

Proceeds from the sale of available-for-sale securities for the six months and three months ended September 30, 2013 were ¥806 million and ¥274 million, respectively. Gross realized gains on available-for-sale securities for the six months and three months ended September 30, 2013 were ¥576 million and ¥84 million, respectively. Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sale securities for the six months ended September 30, 2014 were ¥1,292 million and ¥559 million, respectively. No proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sale securities for the three months ended September 30, 2014. No losses were realized on the sale of available-for-sale securities for the six months and the three months ended September 30, 2013 and 2014, respectively.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Net realized gains and losses on the sale of available-for-sale securities are based on the average cost method.

There were no impairment losses on available-for-sale securities, which were not considered other-than-temporarily impaired for the six months and three months ended September 30, 2013 and 2014, respectively.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2014 and September 30, 2014, were as follows:

	Yen (Millions)
	March 31, 2014
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥289	27	-	-

	Yen (Millions)
	September 30, 2014
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥-	-	180	115

Advantest maintains non-marketable equity securities, which are recorded at cost and included in “investment securities” in the consolidated balance sheets. The carrying amounts of non-marketable equity securities were ¥469 million and ¥472 million at March 31, 2014 and September 30, 2014, respectively. For certain non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximates the carrying value. Advantest had not estimated the fair value of the majority of these non-marketable equity securities aggregating ¥469 million and ¥472 million at March 31, 2014 and September 30, 2014, respectively, since it was not practicable to estimate the fair value of the investments due to the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that had impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, was other than temporary.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(5) Derivative Financial Instruments

Advantest uses derivative instruments primarily to manage exposures to foreign currency. The primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. The instruments are not designated for trading or speculative purposes. Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations. Advantest generally does not require or place collateral for these derivative financial instruments.

Advantest recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. Changes in fair value of the derivatives are recorded as other income (expense).

Derivatives not designated as hedging instruments
Derivatives not designated as hedging instruments consist primarily of foreign exchange forward contracts to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

There was no foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2014 and September 30, 2014.

Fair Value of Derivative Contracts
There was no derivative not designated as hedging instruments at March 31, 2014 and September 30, 2014.

Effect of derivative instruments on the consolidated statements of operations

Derivatives not designated as hedging instruments
The effects of derivatives not designated as hedging instruments on the consolidated statements of operations for the six months and three months ended September 30, 2013 and 2014 were as follows:

		Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
	Location of gain (loss) recognized in income on derivatives	Six months ended September 30, 2013	Six months ended September 30, 2014

Foreign exchange contracts	Other income (expense)	¥91	17

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
	Location of gain (loss) recognized in income on derivatives	Three months ended September 30, 2013	Three months ended September 30, 2014

Foreign exchange contracts	Other income (expense)	¥64	3

(6) Fair Value Measurement

Disclosure about the fair value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2014 and September 30, 2014.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	March 31, 2014		September 30, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥3,272	3,272	1,951	1,951
Financial liabilities:
Corporate bonds (Including current portion)	25,000	24,975	25,000	24,987
Convertible bonds	30,149	31,518	30,134	32,794

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables and trade accounts payable:  The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities:  The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.

Foreign exchange contracts:  The fair values of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Corporate bonds (including current portion) and convertible bonds:  The fair values of corporate bonds (including current portion) and convertible bonds are estimated using quoted market prices, and are classified as Level 2.

Fair Value Hierarchy
U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

Assets / Liabilities Measured at Fair Value on a Recurring Basis
As of March 31, 2014 and September 30, 2014, the carrying amounts of assets and liabilities that were measured at fair value on a recurring basis by level was as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2014
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale equity securities	¥3,272	3,272	-	-
Total assets measured at fair value	3,272	3,272	-	-

		Yen (Millions)
		Fair Value Measurements at September 30, 2014
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale equity securities	¥1,951	1,951	-	-
Total assets measured at fair value	1,951	1,951	-	-

As of March 31,2014 and September 30, 2014, there were no amount of liabilities, which were measured at fair value on a recurring basis.

Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

    Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis
As of March 31, 2014, the carrying amount of assets and liabilities, which were measured at fair value on a nonrecurring basis was as follows:
Yen (Millions)
Fair Value Measurements at March 31, 2014
	Total	Level 1	Level 2	Level 3

Assets
Property, plant and equipment	¥-	-	-	-
Intangible assets	-	-	-	-
Total assets measured at fair value	-	-	-	-

The property, plant and equipment and intangible assets are valued using the income approaches based on present value of expected future cash flows.  The fair value is classified as Level 3 because significant unobservable inputs were involved in the fair value measurements.

As of September 30, 2014, there were no amount of assets and liabilities, which were measured at fair value on a nonrecurring basis.

(7) Corporate Bonds and Convertible Bonds
The carrying values of corporate bonds and convertible bonds at March 31, 2014 and September 30, 2014 were as follows:

	Yen (Millions)
	March 31, 2014	September 30, 2014

Unsecured 0.416% bonds, due May 25, 2015	¥10,000	10,000
Unsecured 0.606% bonds, due May 25, 2017	15,000	15,000
Corporate bonds	¥25,000	25,000

Unsecured zero coupon convertible bonds, due March 14, 2019	¥30,000	30,000
Add unamortized premium	149	134
Convertible bonds	¥30,149	30,134

In March 2014, the Company issued ¥30,000 million zero coupon convertible bonds due 2019 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from April 1, 2014 to February 28, 2019. The initial conversion price is ¥1,655 per common share. Aside from the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption is triggered upon the occurrence of certain corporate events including a merger, corporate split, delisting and squeeze-out event. The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and the Company’s common stock price. The reduced conversion price ranges from ¥1,123 to ¥1,655 per common share. The conversion price is also adjusted for dividends in excess of 15 yen per common share per fiscal year. The bondholders may require the Company to redeem the Zero Coupon Convertible Bonds, on or after a reduction in the conversion price is triggered, at 100.0% of its principal amount, together with a redemption premium which begins at 3.0% of the principal amount and ends at zero, amortized on a straight-line basis over the term of the Zero Coupon Convertible Bonds. In addition, the Company has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100.0% of the principal amount, if less than 10.0% of the original issuance is outstanding.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(8) Income Taxes
As of September 30, 2013 and 2014, the estimated annual effective tax rate for FY2013 and FY2014 differ from the 37.7 and 35.4 percent statutory income tax rate primarily due to related impacts of valuation allowance on deferred tax assets, effects of foreign income tax rates, and effects of separate company income tax reporting positions.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(9) Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the six months ended September 30, 2013 and 2014 were as follows:

	Yen (Millions)
	Six months ended September 30, 2013
	Foreign currency translation adjustment	Net unrealized gains (losses) on investment securities	Pension related adjustment	Accumulated other comprehensive income (loss)

Balance at March 31, 2013	¥3,934	1,549	(12,412)	(6,929)
Other comprehensive income (loss) before reclassifications	5,719	76	(98)	5,697
Amounts reclassified from
Accumulated other comprehensive
Income (loss)	-	(372)	469	97
Net change during the period	5,719	(296)	371	5,794
Balance at September 30, 2013	¥9,653	1,253	(12,041)	(1,135)

	Yen (Millions)
	Six months ended September 30, 2014
	Foreign currency translation adjustment	Net unrealized gains (losses) on investment securities	Pension related adjustment	Accumulated other comprehensive income (loss)

Balance at March 31, 2014	¥16,489	907	(12,070)	5,326
Other comprehensive income (loss) before reclassifications	6,661	(10)	41	6,692
Amounts reclassified from
Accumulated other comprehensive
Income (loss)	-	(361)	491	130
Net change during the period	6,661	(371)	532	6,822
Balance at September 30, 2014	¥23,150	536	(11,538)	12,148

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Reclassifications out of accumulated other comprehensive income (loss) for the six months and three months ended September 30, 2013 and 2014 were as follow:

	Yen (Millions)
	Amount reclassified from accumulated other comprehensive income (loss) (1)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Affected line items in consolidated statements of operations

Unrealized gains and losses on investment securities	¥(576)	(559)	Other income (expense): Other, net
	204	198	Income taxes
	(372)	(361)	Net income (loss)

Pension liability adjustments
Amortization of actuarial loss	607	641	(2)
Amortization of prior service cost	(84)	(84)	(2)
	(54)	(66)	Income taxes
	469	491	Net income (loss)

Total amount reclassified, net of tax	¥97	130

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Amount reclassified from accumulated other comprehensive income (loss) (1)
	Three months ended September 30, 2013	Three months ended September 30, 2014	Affected line items in consolidated statements of operations

Unrealized gains and losses on investment securities	¥(84)	0	Other income (expense): Other, net
	30	0	Income taxes
	(54)	0	Net income (loss)

Pension liability adjustments
Amortization of actuarial loss	304	319	(2)
Amortization of prior service cost	(42)	(42)	(2)
	(28)	(32)	Income taxes
	234	245	Net income (loss)

Total amount reclassified, net of tax	¥180	245

(1)	Amounts in parentheses indicate gain in consolidated statements of operations.
(2)	The accumulated other comprehensive income components are included in the computation of net periodic pension cost (see note 11 for additional details).

(10) Stock-Based Compensation
Stock based compensation expense recognized was ¥438 million for both the six and three months ended September 30, 2013, which were included in selling, general and administrative expenses. The tax related benefit was ¥113 million for both the six and three months ended September 30, 2013.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(11) Accrued Pension and Severance Costs
The components of net periodic benefit cost recognized were as follows:

	Yen (Millions)
	Six months ended
	September 30, 2013		September 30, 2014
	Japanese Plans	Non-Japanese Plans	Japanese Plans	Non-Japanese Plans

Service cost	¥867	236	888	287
Interest cost	282	216	302	262
Expected return on plan assets	(232)	(160)	(335)	(199)
Amortization of unrecognized:
Net actuarial (gain) or loss	460	147	449	192
Prior service (benefit) cost	(84)	－	(84)	－

Net periodic benefit cost	¥1,293	439	1,220	542

	Yen (Millions)
	Three months ended
	September 30, 2013		September 30, 2014
	Japanese Plans	Non-Japanese Plans	Japanese Plans	Non-Japanese Plans

Service cost	¥433	118	444	153
Interest cost	141	108	151	129
Expected return on plan assets	(116)	(80)	(168)	(98)
Amortization of unrecognized:
Net actuarial (gain) or loss	230	74	225	94
Prior service (benefit) cost	(42)	－	(42)	－

Net periodic benefit cost	¥646	220	610	278

(12) Dividends
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 30, 2013, Advantest declared cash dividends totaling ¥1,738 million, or ¥10 per share of common stock on June 4, 2013 to stockholders of record on March 31, 2013.
Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 29, 2013, Advantest declared cash dividends totaling ¥1,742 million, or ¥10 per share of common stock on December 2, 2013 to stockholders of record on September 30, 2013.
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 28, 2014, Advantest declared cash dividends totaling ¥871 million, or ¥5 per share of common stock on June 3, 2014 to stockholders of record on March 31, 2014.
Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 28, 2014, Advantest will pay cash dividends totaling ¥871 million, or ¥5 per share of common stock on December 1, 2014 to stockholders of record on September 30, 2014.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(13) Accrued Warranty Expenses
Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

Changes in accrued warranty expenses for the six months ended September 30, 2013 and 2014 were summarized as follows:

	Yen (Millions)
	Six months ended
	September 30, 2013	September 30, 2014

Balance at beginning of period	¥1,889	1,589
Addition	1,429	952
Reduction	(1,447)	(1,079)

Translation adjustments	21	30

Balance at end of period	¥1,892	1,492

(14) Other income (expense)
Other income (expense) includes foreign exchange gains of ¥85 million and ¥129 million for the six months and the three months ended September 30, 2013, respectively.
Other income (expense) includes foreign exchange gains of ¥936 million and ¥729 million for the six months and the three months ended September 30, 2014, respectively.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(15) Operating Segment Information
Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consists of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others.  These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

Reportable operating segment information for the six months and three months ended September 30, 2013 and 2014 was as follows:

	Yen (Millions)
	Six months ended September 30, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥41,213	6,787	11,638	－	59,638
Inter-segment sales	91	－	－	(91)	－
Net sales	41,304	6,787	11,638	(91)	59,638
Operating income (loss) before stock option compensation expense	(3,785)	(2,488)	1,172	(2,455)	(7,556)
Adjustment:
Stock option compensation expense					438
Operating income (loss)					¥(7,994)

	Yen (Millions)
	Six months ended September 30, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥54,925	11,100	12,918	－	78,943
Inter-segment sales	66	－	－	(66)	－
Net sales	54,991	11,100	12,918	(66)	78,943
Operating income (loss) before stock option compensation expense	7,904	714	1,568	(3,794)	6,392
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥6,392

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended September 30, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥20,274	3,265	6,009	－	29,548
Inter-segment sales	16	－	－	(16)	－
Net sales	20,290	3,265	6,009	(16)	29,548
Operating income (loss) before stock option compensation expense	(2,525)	(1,123)	791	(1,383)	(4,240)
Adjustment:
Stock option compensation expense					438
Operating income (loss)					¥(4,678)

	Yen (Millions)
	Three months ended September 30, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥28,881	6,307	6,926	－	42,114
Inter-segment sales	66	－	－	(66)	－
Net sales	28,947	6,307	6,926	(66)	42,114
Operating income (loss) before stock option compensation expense	4,786	559	940	(2,295)	3,990
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥3,990

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

ADVANTEST CORPORATION
AND SUBSIDIARIES

 Notes to Consolidated Financial Statements (Unaudited)

(16) Per Share Data
The following table sets forth the computation of basic and diluted net income (loss) per share for the six months and the three months ended September 30, 2013 and 2014:

	Yen (Millions) except share and per share data
	Six months ended	Six months ended
	September 30, 2013	September 30, 2014
Numerator:
Net income (loss)	¥(9,339)	4,585
Dilutive effect of exercise of convertible bonds	－	(8)
Diluted net income (loss)	(9,339)	4,577

Denominator:
Basic weighted average shares of common stock outstanding	174,072,271	174,189,320
Dilutive effect of exercise of stock options	－	35,545
Dilutive effect of exercise of convertible bonds	－	18,126,888
Diluted weighted average shares of common stock outstanding	174,072,271	192,351,753

Basic net income (loss) per share	¥(53.65)	26.32
Diluted net income (loss) per share	¥(53.65)	23.79

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions) except share and per share data
	Three months ended	Three months ended
	September 30, 2013	September 30, 2014
Numerator:
Net income (loss)	¥(5,698)	3,246
Dilutive effect of exercise of convertible bonds	－	(4)
Diluted net income (loss)	(5,698)	3,242

Denominator:
Basic weighted average shares of common stock outstanding	174,194,872	174,188,351
Dilutive effect of exercise of stock options	－	65,455
Dilutive effect of exercise of convertible bonds	－	18,126,888
Diluted weighted average shares of common stock outstanding	174,194,872	192,380,694

Basic net income (loss) per share	¥(32.71)	18.64
Diluted net income (loss) per share	¥(32.71)	16.85

At September 30, 2013 and 2014, Advantest had outstanding stock options of 8,107,455 and 4,485,058 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.